Bionomics Limited

31 May 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

07024545

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

JUN 21 2007

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ASX ANNOUNCEMENT
31 May 2007

BNO AUDIO BROADCAST

BIONOMICS LIMITED (BNO) would like to offer you a front row seat at our presentation titled **"Bionomics – New Drug Candidate for Anxiety".** Conveniently, you don't have to leave your home or office to attend.

The presentation details are as follows;

- ***Bionomics – New Drug Candidate for Anxiety***
- ***Presented by Dr Deborah Rathjen, CEO & Managing Director***
- **31 May 2007**
- ***At*** http://www.brr.com.au/event/BNO/1250/23853/wmp/bxj4xie2x2

To listen, simply click on the Windows Media Player, QuickTime or MP3 icon.

Additionally, the presentation can be accessed at www.boardroomradio.com where it will also be archived for future on-demand listening – if you miss the live presentation, you can log on later to hear the news. Alternatively, the link will be available on Bionomics' website www.bionomics.com.au.

For further information please contact:

Dr Deborah Rathjen
CEO & Managing Director
Bionomics Limited
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for

diseases of the central nervous system. Bionomics was recently ranked in the top 10 in the Deloitte's Technology Fast 50 Australian technology companies.

For more information about Bionomics, visit **www.bionomics.com.au**

About BNC210

Bionomics discovered BNC210 by applying its patented MultiCore® technology platform beginning from a starting point in the scientific literature. BNC210 is a novel compound that has potent anxiety relieving activity at doses as low as 0.1mg/kg in rodents. It causes no indication of sedation or other side-effects at doses up to 100 mg/kg, realising a therapeutic index of approximately 1000. BNC210 is readily absorbed and has excellent oral bioavailability. Safety assessment to-date suggests that BNC210 is safe and well tolerated. Bionomics has filed a US provisional patent describing the structure of BNC210, other related compounds and their use in the treatment of anxiety disorders and other related conditions.

About Anxiety

Anxiety is a common debilitating condition that affects 19 million patients in the US alone, and has an estimated market value $5-$12 billion worldwide. Anxiety sufferers typically include those with panic disorder, phobias, obsessive compulsive disorders and post traumatic stress disorder. Many of the largest blockbuster drugs are for treating anxiety including Valium, Prozac, Buspar and Zoloft. Current anxiety therapeutics are not ideal and have a range of side effects.

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNC105 and its' drug development programs are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this announcement.

END